Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March, 2013	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Fourth Quarter and Fiscal Year 2012 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 27, 2013--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or “the Company”), a leading company in the furnishings industry, today approved its consolidated financial results for the fourth quarter and fiscal year of 2012.

FOURTH QUARTER 2012 HIGHLIGHTS

  Total Net Sales at €126.5 million, down 2.4% from €129.6 million reported for the fourth quarter 2011;
  Industrial Margin at 31.6% on total net sales, down from 33.3% reported in last year’s comparable period;
  Negative EBIT of €7.0 million, improving from a negative EBIT of €10.3 million reported for the fourth quarter of 2011.

FISCAL YEAR 2012 HIGHLIGHTS

  Total Net Sales at €468.8 million, 3.6% down from €486.4 million reported for 2011;
  Industrial Margin at 33.1% on total net sales, substantially in line as compared to the prior year;
  Negative EBIT of €17.3 million, improving with respect to a negative EBIT of €27.3 million reported for the full 2011;
  Positive Net Financial Position at €40.0 million as of December 31, 2012, as compared to €55.3 million as of December 31, 2011.

FOURTH QUARTER 2012 FINANCIAL RESULTS

During the quarter ended December 31, 2012, total net sales (including raw materials and semi-finished products sold to third parties) amounted to €126.5 million, down 2.4% from €129.6 million reported in fourth quarter 2011.

Total upholstery net sales during the last quarter of 2012 were €110.5 million, decreasing 3.5% from €114.6 million reported in prior year comparable period. The sales decrease in the quarter is mainly due to the performance of the high-end Natuzzi Italia branded products, whose sales decreased by 22.0% compared to 2011 fourth quarter. Sales of “Other Brands” increased by 9.6% with respect to one year ago.

The breakdown by geographic allocation of total upholstery net sales was the following:

	4 quarter 2012	4 quarter 2011
Americas	40.6%	33.4%
Europe (ex Italy)	36.6%	43.1%
Italy	8.9%	10.0%
Rest of the World	13.9%	13.5%

The above table confirms the decreasing trend of sales from Europe (Italy included), as consequence of the extreme weakness of consumption, further burdened by fiscal consolidation measures still in place in some Euro-area Countries that affect the purchasing power of families. The Americas region is confirmed as the main area in terms of Group’s sales.

The Industrial Margin during the last quarter of 2012 was equal to 31.6% on total net sales, down from 33.3% reported for the fourth quarter of 2011. The industrial margin was negatively affected by the different sales mix, with consumers preferring lower-priced products, as well as the labor cost that has increased in the foreign plants in particular. Such effects were partially offset by a more efficient manufacturing process.

During the fourth quarter of 2012, the incidence of selling expenses (transportation, commissions to agents and advertising) on total net sales passed from 18.6% reported one year ago to 18.1% in the last quarter of 2012. More specifically, the incidence of transportation costs on net sales passed from 9.9% in the fourth quarter of 2011 to 10.8% in fourth quarter of 2012, due to relatively more shipments towards North America and more sales of medium/low-end products (Private Label); the incidence of commissions to agents passed from 2.2% to 1.7% in fourth quarter 2012. The percentage of advertising costs on total net sales decreased by 100 basis points, passing from 6.6% in 2011 fourth quarter to 5.6% in the last quarter of 2012.

Other Selling, General & Administrative expenses decreased over 2011 fourth quarter both as percentage on total net sales (from 22.6% in fourth quarter 2011 to 19.0% in the last quarter of 2012) and in Euro terms (a €5.2 million decrease, from €29.3 million reported one year ago to €24.1 million in the last quarter of 2012) thanks in particular to the rationalization measures implemented at the Group level.

For the reasons highlighted above, during the fourth quarter of 2012 the Group reported a negative EBITDA of €2.9 million, as compared to a negative EBITDA of €6.2 million for the same comparable period of 2011, and an operating loss of €7.0 million, versus a negative EBIT of €10.3 million reported one year ago.

For the three months ended December 31, 2012 the Group reported a net loss of €12.1 million.

FISCAL YEAR 2012 CONSOLIDATED FINANCIAL RESULTS

Total net sales (including raw materials and semi-finished products sold to third parties) for the whole 2012 were €468.8 million, down 3.6% over 2011.

Total upholstery net sales amounted to €409.4 million, down 3.7% from €425.3 million reported in 2011. Net sales from the Natuzzi Italia branded products totaled €139.9 million, down 22.8% from €181.4 million in 2011, with Europe (Italy included) reporting a 27.4% decrease over 2011. The medium/low-end products, under the “Other Brands” item, reported an average 10.5% increase over 2011, thanks in particular to the good performance from the Americas region (+20.9%) and the “Rest of the World” region (+10.8%), and although disappointing sales from Europe (-4.6%).

According to a geographical breakdown of sales, we highlight the overall positive result in 2012 from the “Americas” region (+18.3% over 2011), thanks to the effectiveness of the commercial actions in that region and also to the favorable foreign exchange trend over the period; in particular, it is worth being noted the performance from the USA (+14.7%), Canada (+26.5%) and Brazil (+84.2% at €6.6 million). Sales from Europe are still disappointing (-18.2% versus 2011, Italy included), being affected by the economic slowdown and decreasing consumption. Sales from the “Rest of the World” region were at €59.5 million, down by 3.2% over the previous year.

The Industrial Margin during 2012 as percentage of total net sales was 33.1%, substantially in line with the 33.0% reported for 2011, thanks especially to the efficiency recovery measures implemented in the manufacturing plants that have offset the negative contribution from a different sales mix.

Selling expenses as percentage of total net sales were flat (16.4% for both 2012 and 2011). In particular, transportation costs (at €47.6 million), passed form 9.5% in 2011 to 10.2% in 2012; commissions paid to third-party agents (at €9.7 million) passed from 1.9% reported for 2011 to 2.1% in 2012. Advertising costs (at €19.5 million), passed from 5.0% in 2011 to 4.2% reported for 2012.

Other Selling, General & Administrative expenses decreased both in Euro terms (a reduction of €12.4 million, at €95.4 million in 2012, from €107.8 million reported in 2011), and as percentage on total net sales (at 20.4% in 2012 down from 22.2% in 2011).

For the twelve month period ended December 31, 2012, the Group reported a negative EBITDA of €0.3 million (versus a negative EBITDA of €8.3 million reported for 2011) and a negative EBIT equal to 17.3 million, improving from a negative EBIT of €27.3 million reported in 2011.

Group’s Net Losses for 2012 were €26.1 million.

BALANCE SHEET

The Group’s Net Financial Position as of December 31, 2012 was positive and equal to €40.0 million.

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Pasquale Natuzzi, Chairman and CEO of the Natuzzi Group commented: “In 2012 the world economy has grown at a modest pace, being affected by the slowdown of emerging markets as well as the persisting crisis in advanced economies. Although some encouraging results in the final part of 2012, perspectives for a global recovery still remain uncertain, depending on the development of the crisis in some important Countries within the Euro-area and on the fiscal consolidation process in the USA.

The overall Group performance in 2012 was strongly affected by the persisting poor trend in sales from Europe, suffering from a weak condition of private consumptions, further burdened by austerity-driven policies in place in some Countries, but also by the extension of the slowdown in some emerging economies. In the Americas, on the contrary, thanks to a slight recovery in consumption but also to the effectiveness of our commercial strategy, the group has strengthened its performance.

The general recession climate we’ve been experiencing, especially in those markets that are important for us, such as Europe, does affect the disposable income and, so, contributes to a change in the consumers’ needs, since nowadays they tend to prefer products within the medium to low-end of the market.

We are not yet pleased with the performance of the Group. However, the improvement in EBIT with respect to the prior year confirms that the management is on the right path towards profitability.

Also in 2013, the management will be committed to being focused on reorganization activities in order to get a more competitive operating structure. Specifically, the Group will continue to invest in product and process innovation according to the “Lean” perspective; furthermore, the commercial organization is being reviewed in order to be more effectively close to the markets, with particular attention to fast growing ones; we will continue to implement further overheads cost-saving measures; we will continue to develop our business relations with important customers by leveraging our capability of offering a quality service and more competitive products.

Today the Group is very different as compared to what it was some years ago. Over the years, we have made considerable investments to become a real global Company, having manufacturing sites in three different continents, to better serve specific geographical areas, with a state-of-the-art information system that allows us a real time monitoring of the commercial and operating performance. Then, the investment efforts resulted in a high awareness among consumers of the “Natuzzi Italia” brand. But we realize all that is not enough and, hence, we have to insist with even more strength in the direction already undertaken of innovation, a careful brand portfolio management and cost control to return to profitability, to keep a positive net financial position so to create value to our shareholders.

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The Company will host a conference call on Thursday March 28th, 2013 at 11:00 a.m. U.S. Eastern time (4.00 p.m. Italian time, or 3.00 p.m. UK time) to discuss financial results.

The dial-in phone numbers for the live conference call will be 1-888-389-5988 (toll-free) for persons calling from the U.S. or Canada, and 1-719-457-2083 for those calling from other countries.

A live web cast of the conference call will be available on line at http://www.natuzzi.com/ under the Investor Relations section.

A replay of the call will be available shortly after the end of the conference call starting from March 28th, 2013 (at 2:00 pm US Eastern time), to April 28th, 2013. To access the replay of the conference call, interested persons need to dial 1-877-870-5176 (toll-free) for calls from U.S. and Canada, and 1-858-384-5517 for calls from other countries. The access code for the replay is: 4513299.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market) /Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the fourth quarter 2012 and 2011 on the basis of Italian GAAP
(expressed in millions Euro except for per-share data)

	Three months ended on		Change	Percentage of Sales
	Dec. 31, 2012	Dec. 31, 2011%		Dec. 31, 2012	Dec. 31, 2011

Upholstery net sales	110.5	114.6	-3.5%	87.4%	88.4%
Other sales	16.0	15.0	6.4%	12.6%	11.6%
Total Net Sales	126.5	129.6	-2.4%	100.0%	100.0%

Consumption (*)	(58.2)	(58.4)	-0.3%	-46.0%	-45.1%
Labor	(20.7)	(20.2)	2.6%	-16.4%	-15.6%
Industrial Costs	(7.6)	(7.9)	-4.1%	-6.0%	-6.1%
of which: Depreciation, Amortization	(2.5)	(2.0)	24.8%	-1.9%	-1.5%
Cost of Sales	(86.5)	(86.5)	0.0%	-68.4%	-66.7%

Industrial Margin	40.0	43.1	-7.2%	31.6%	33.3%

Selling Expenses	(22.9)	(24.1)	-4.9%	-18.1%	-18.6%
Transportation	(13.6)	(12.8)	6.4%	-10.8%	-9.9%
Commissions	(2.2)	(2.8)	-22.1%	-1.7%	-2.2%
Advertising	(7.1)	(8.5)	-16.3%	-5.6%	-6.6%

Other Selling and G&A	(24.1)	(29.3)	-17.8%	-19.0%	-22.6%
of which: Depreciation, Amortization	(1.6)	(2.0)	-21.3%	-1.3%	-1.6%

EBITDA	(2.9)	(6.2)		-2.3%	-4.8%

EBIT	(7.0)	(10.3)		-5.5%	-7.9%

Interest Income/(Costs), Net	(0.1)	(0.2)
Foreign Exchange, Net	(1.2)	1.6
Other Income/(Cost), Net	(1.9)	0.7

Earning before Income Taxes	(10.2)	(8.2)		-8.0%	-6.3%

Current taxes	(1.9)	(7.9)		-1.5%	-6.1%

Net Result	(12.1)	(16.1)		-9.5%	-12.4%

Minority interest	(0.0)	0.2

Net Group Result	(12.1)	(16.0)		-9.6%	-12.3%

Net Group Result per Share	(0.22)	(0.29)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	Dec. 31, 2012	Dec. 31, 2011%		Dec. 31, 2012	Dec. 31, 2011

Total Net Sales	164.2	168.1	-2.4%	100.0%	100.0%
Industrial Margin	51.9	55.9	-7.2%	31.6%	33.3%
EBIT	(9.0)	(13.3)		-5.5%	-7.9%
Net Group Result	(15.7)	(20.7)		-9.6%	-12.3%
Net Group Result per Share	(0.29)	(0.4)

Average exchange rate (U.S.$ per 1€)	1.2975

	UPHOLSTERY NET SALES BREAKDOWN

	GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					NET SALES (in seats)

	Three months ended on					Three months ended on
	Dec. 31, 2012		Dec. 31, 2011		Change	Dec. 31, 2012		Dec. 31, 2011		Change

Americas	44.9	40.6%	38.2	33.4%	17.4%	219,934	48.9%	200,090	41.8%	9.9%
Natuzzi Italia	4.3	3.8%	4.1	3.6%	3.9%	9,753	2.2%	10,449	2.2%	-6.7%
Other brands (*)	40.6	36.8%	34.1	29.8%	19.0%	210,181	46.8%	189,641	39.7%	10.8%

Europe (ex Italy)	40.5	36.6%	49.4	43.1%	-18.1%	143,283	31.9%	181,444	37.9%	-21.0%
Natuzzi Italia	16.1	14.6%	23.8	2.7%	-32.2%	29,150	6.5%	51,606	10.8%	-43.5%
Other brands (*)	24.4	22.0%	25.7	22.4%	-5.1%	114,133	25.4%	129,838	27.2%	-12.1%

Italy (Natuzzi Italia)	9.9	8.9%	11.4	10.0%	-13.6%	29,294	6.5%	37,347	7.8%	-21.6%

Rest of the World	15.3	13.9%	15.5	13.5%	-1.1%	56,821	12.6%	59,324	12.4%	-4.2%
Natuzzi Italia	6.8	6.2%	8.2	7.2%	-17.2%	14,638	3.3%	19,492	4.1%	-24.9%
Other brands (*)	8.5	7.7%	7.3	6.3%	17.3%	42,183	9.4%	39,832	8.3%	5.9%

Total	110.5	100.0%	114.6	99.9%	-3.5%	449,331	100.0%	478,205	100.0%	-6.0%

	BREAKDOWN BY BRAND
	Net Sales (million euro)					Net Sales (in seats)

	Three months ended on					Three months ended on

	Dec. 31, 2012		Dec. 31, 2011		Change	Dec. 31, 2012		Dec. 31, 2011		Change

Natuzzi Italia	37.0	33.5%	47.5	41.5%	-22.0%	82,834	18.4%	118,894	24.9%	-30.3%

Other brands (*)	73.5	66.5%	67.1	58.5%	9.6%	366,497	81.6%	359,312	75.1%	2.0%

Total	110.5	100.0%	114.6	100.0%	-3.5%	449,331	100.0%	478,205	100.0%	-6.0%

(*) Italsofa, Natuzzi Editions/Leather Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the twelve months of 2012 & 2011 on the basis of Italian GAAP
(expressed in millions Euro except per-share data)

	Twelve months ended on		Change	Percentage of Sales
	Dec. 31, 2012	Dec. 31, 2011%		Dec. 31, 2012	Dec. 31, 2011

Upholstery net sales	409.4	425.3	-3.7%	87.3%	87.4%
Other sales	59.4	61.1	-2.7%	12.7%	12.6%
Total Net Sales	468.8	486.4	-3.6%	100.0%	100.0%

Consumption (*)	(209.0)	(215.5)	-3.0%	-44.6%	-44.3%
Labor	(75.8)	(79.2)	-4.4%	-16.2%	-16.3%
Industrial Costs	(29.1)	(31.4)	-7.3%	-6.2%	-6.5%
of which: Depreciation, Amortization	(9.5)	(9.5)	0.4%	-2.0%	-1.9%
Cost of Sales	(313.8)	(326.1)	-3.7%	-66.9%	-67.0%

Industrial Margin	155.0	160.3	-3.3%	33.1%	33.0%

Selling Expenses	(76.8)	(79.8)	-3.7%	-16.4%	-16.4%
Transportation	(47.6)	(46.4)	2.7%	-10.2%	-9.5%
Commissions	(9.7)	(9.1)	6.5%	-2.1%	-1.9%
Advertising	(19.5)	(24.3)	-19.6%	-4.2%	-5.0%

Other Selling and G&A	(95.4)	(107.8)	-11.5%	-20.4%	-22.2%
of which: Depreciation, Amortization	(7.5)	(9.5)	-21.0%	-1.6%	-2.0%

EBITDA	(0.3)	(8.3)		-0.1%	-1.7%

EBIT	(17.3)	(27.3)		-3.7%	-5.6%

Interest Income/(Costs), Net	(0.2)	(0.5)
Foreign Exchange, Net	(2.5)	0.4
Other Income/(Cost), Net	(1.9)	17.3

Earning before Income Taxes	(21.9)	(10.0)		-4.7%	-2.1%

Current taxes	(4.2)	(8.9)		-0.9%	-1.8%

Net result	(26.0)	(18.9)		-5.6%	-3.9%

Minority interest	(0.1)	(0.7)

Net Group Result	(26.1)	(19.6)		-5.6%	-4.0%

Net Group Result per Share	(0.5)	(0.4)

Key Figures in U.S. dollars	Twelve months ended on		Change	Percentage of Sales
(millions, except per share data)	Dec. 31, 2012	Dec. 31, 2011%		Dec. 31, 2012	Dec. 31, 2011

Total Net Sales	602.9	625.4	-3.6%	100.0%	100.0%
Industrial Margin	199.3	206.1	-3.3%	33.1%	33.0%
EBIT	(22.2)	(35.1)		-3.7%	-5.6%
Net Group Result	(33.6)	(25.2)		-5.6%	-4.0%
Net Group Result per Share	(0.61)	(0.5)

Average exchange rate (U.S.$ per 1€)	1.2859

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN

	GEOGRAPHIC BREAKDOWN
	NET SALES (million euro)					NET SALES (in seats)
	Twelve months ended on					Twelve months ended on
	Dec. 31, 2012		Dec. 31, 2011		Change	Dec. 31, 2012		Dec. 31, 2011		Change

Americas	169.8	41.5%	143.5	33.7%	18.3%	832,977	49.6%	776,171	43.4%	7.3%
Natuzzi Italia	15.9	3.9%	16.2	3.8%	-1.7%	37,293	2.2%	45,777	2.6%	-18.5%
Other brands (*)	153.9	37.6%	127.3	29.9%	20.9%	795,683	47.3%	730,394	40.9%	8.9%

Europe (ex Italy)	145.9	35.6%	174.1	40.9%	-16.2%	530,199	31.5%	634,062	35.5%	-16.4%
Natuzzi Italia	61.7	15.1%	85.8	20.2%	-28.1%	122,665	7.3%	185,254	10.4%	-33.8%
Other brands (*)	84.3	20.6%	88.4	20.8%	-4.6%	407,534	24.2%	448,808	25.1%	-9.2%

Italy (Natuzzi)	34.1	8.3%	46.2	10.9%	-26.0%	105,756	6.3%	146,729	8.2%	-27.9%

Rest of the World	59.5	14.5%	61.5	14.5%	-3.2%	211,839	12.6%	230,858	12.9%	-8.2%
Natuzzi Italia	28.2	6.9%	33.3	7.8%	-15.1%	61,115	3.6%	78,787	4.4%	-22.4%
Other brands (*)	31.3	7.6%	28.2	6.6%	10.8%	150,723	9.0%	152,071	8.5%	-0.9%

Total	409.4	100.0%	425.3	100.0%	-3.7%	1,680,770	100.0%	1,787,819	100.0%	-6.0%

	BREAKDOWN BY BRAND
	Net Sales (million euro)					Net Sales (in seats)
	Twelve months ended on					Twelve months ended on

	Dec. 31, 2012		Dec. 31, 2011		Change	Dec. 31, 2012		Dec. 31, 2011		Change

Natuzzi Italia	139.9	34.2%	181.4	42.6%	-22.8%	326,830	19%	456,547	26%	-28.4%

Other brands (*)	269.5	65.8%	243.9	57.4%	10.5%	1,353,941	81%	1,331,273	74%	1.7%

Total	409.4	100.0%	425.3	100.0%	-3.7%	1,680,770	100.0%	1,787,819	100.0%	-6.0%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at December 31, 2012 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	Dec. 31, 2012	31-Dec-11

Current assets:
Cash and cash equivalents	77.7	94.0
Marketable debt securities	0.0	0.0
Trade receivables, net	93.1	92.9
Other receivables	51.0	44.9
Inventories	82.3	93.5
Unrealized foreign exchange gains	0.9	0.1
Prepaid expenses and accrued income	2.0	2.6
Deferred income taxes	0.5	0.4

Total current assets	307.5	328.4

Non current assets:
Net property, plant and equipment	161.5	175.8
Other assets	7.1	6.8

Total non current assets	168.5	182.6

TOTAL ASSETS	476.0	511.0

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	26.9	24.2
Current portion of long-term debt	3.5	3.7
Accounts payable-trade	63.3	63.6
Accounts payable-other	21.0	21.4
Unrealized foreign exchange losses	0.0	0.6
Income taxes	9.2	1.3
Salaries, wages and related liabilities	8.0	8.0

Total current liabilities	131.9	122.8

Long-term liabilities:
Employees' leaving entitlement	25.7	26.8
Long-term debt	7.3	10.8
Deferred income taxes - long term	1.1	6.9
Deferred income for capital grants	9.3	9.8
Other liabilities	17.0	20.3

Total long-term liabilities	60.5	74.6

Minority interest	2.5	3.0

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.3	8.3
Retained earnings	175.2	204.6

Total shareholders' equity	281.1	310.6

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	476.0	511.0

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows	Twelve months ended on
(Expressed in million of euro)	Dec. 31, 2012	Dec. 31, 2011
Cash flows from operating activities:
Net earnings (loss)	(26.1)	(18.9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	17.0	19.0
Write-off of fixed assets	-	0.3
Impairment of long lived assets	-	1.0
One time termination benefits	-	5.4
Deferred income taxes	0.2	6.2
Minority interest	0.1	-
(Gain) loss on disposal of assets	(1.5)	(28.3)
Unrealized foreign exchange losses and gains	(1.5)	(0.3)
Deferred income for capital grants	(0.5)	(0.5)
Non monetary operating costs	13.9	2.9

Change in assets and liabilities:
Receivables, net	(0.1)	2.9
Inventories	11.3	(6.2)
Prepaid expenses and accrued income	0.6	(1.3)
Other assets	(3.1)	-
Accounts payable	(3.1)	(0.8)
Income taxes	7.5	(1.6)
Salaries, wages and related liabilities	(0.1)	(1.9)
Employees' leaving entitlement	-	(1.7)
Other liabilities	(8.9)	6.6

Net working capital	4.0	(3.9)

Net cash provided by operating activities	(8.2)	(20.0)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(8.0)	(19.7)
Disposals	1.7	2.4
Chinese relocation compensation	-	46.7
Other Assets	-	(1.3)
Purchase of business, net of cash acquired	(0.2)	-
Net cash used in investing activities	(6.5)	28.1

Cash flows from financing activities:
Long-term debt:
Proceeds	-	1.0
Repayments	(3.7)	(1.9)
Short-term borrowings	2.8	24.1

Net cash used in financing activities	(0.9)	23.2

Effect of translation adjustments on cash	(0.7)	1.6

Increase (decrease) in cash and cash equivalents	(16.3)	32.9

Cash and cash equivalents, beginning of the year	94.0	61.1

Cash and cash equivalents, end of the period	77.7	94.0

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. (+39) 080 8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. (+39) 080 8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 27, 2013	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi